SCHEDULE TO-T/A/ 13E-3/A
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Navtech, Inc.
(Name of Subject Company (issuer))

NV Holdings, Inc. (as offeror)

Cambridge Information Group II LLC
Externalis S.A.
ABRY Investment Partnership, L.P.
ABRY Mezzanine, Partners L.P.
Andrew M. Snyder
John Hunt
Francoise Macq
(as Members of a Group)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, par value $0.001 per share
(Title of Class of Securities)

63935Q100
(CUSIP Number of Class of Securities)

Larisa Avner Trainor
Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814 USA
Phone: +1 301-961-6747

With a copy to:

Christopher Ewan
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Phone: +1-212-859-8875

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$10,950,812.50	$336.19

   _________________________________________________________________________
   * For purposes of calculating the filing fee only.  This amount assumes the purchase of 4,380,325 Units of the subject company at $2.50 in cash per Unit.  The amount of the filing fee, equals 0.00003070 of the transaction valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $336.19

Form or Registration No.: Schedule TO/13E-3

Filing Party: NV Holdings, Inc.

Date Filed: October 9, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[x] going-private transaction subject to Rule 13e-3.

[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/ 13E-3 (the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2007, by NV Holdings, Inc., a Delaware corporation (the “Purchaser”) and an entity owned and controlled by Cambridge Information Group II LLC and its affiliates (collectively, “CIG”), Externalis S.A. and its affiliates (collectively, “Externalis”), ABRY Mezzanine Partners, L.P. and ABRY Investment Partnership, L.P. and their respective affiliates (collectively, “ABRY”; and together with CIG and Externalis, the “Sponsors”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Navtech, Inc., a Delaware corporation (“Navtech” or the “Company”), at a purchase price of $2.50 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

A.           Amendments to the Statement

Item 3 of the Statement is hereby amended as follows:

(1)               The first sentence of Item 3 is replaced with the following sentence: “The filing persons are NV Holdings, Inc., a Delaware corporation, Cambridge Information Group II LLC, a Maryland limited liability company, Externalis S.A., a company formed under the laws of Belgium, ABRY Investment Partnership, L.P., a Delaware limited partnership, ABRY Mezzanine Partners L.P., a Delaware limited partnership, Andrew M. Snyder, John Hunt and Françoise Macq.”

Item 10 of the Statement is hereby amended as follows:

(2) The text in Item 10 is replaced with the following sentence: “The financial statements contained in the Form 10-KSB filed by Navtech with the SEC for the financial year Ended October 31, 2006, the Form 10-KSB filed by Navtech with the SEC for the financial year Ended October 31, 2005 and the Form 10-QSBs for the quarters ended January 31, 2006, July 31, 2006, January 31, 2007, April 30, 2007, July 31, 2007 are hereby incorporated in full by reference.”

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

B.           Summary Term Sheet

The Summary Term Sheet is hereby amended as follows:

(1)	The following text is added after the first point beneath the heading “Who is offering to purchase my Shares?”:

•
Cambridge Information Group II LLC, a Sponsor, is a Maryland limited liability company.  Cambridge Information Group II LLC beneficially owns 2,708,858 of the Company’s Shares (including 2,400,000 Shares issuable upon conversion of the Series A Preferred Stock and 75,000 Shares issuable upon exercise of warrants).

•
Externalis S.A., a Sponsor, is a company formed under the laws of Belgium.  Externalis beneficially owns 1,268,670 of the Company’s Shares (includes (i) 400,000 Shares issuable upon conversion of the Series A Preferred Stock and (ii) 25,000 Shares issuable upon exercise of the warrants).

•
ABRY Mezzanine Partners, L.P., a Sponsor, is a Delaware limited partnership. ABRY Investment Partnership, L.P., also a Sponsor, is a Delaware limited partnership.   ABRY Mezzanine Partners, L.P. beneficially owns 66,667 of the Company’s Shares plus 353,749 Shares issuable upon the exercise of warrants.  ABRY Investment Partnership, L.P. owns 0 Shares of the Company and 1,385 Shares issuable upon the exercise of warrants.

•	Ms. Francoise Macq is a citizen of Belgium and a consultant at Externalis. Ms Macq is also a director of both the Company and the Purchaser. Ms. Macq does not beneficially own any Shares.

•
Mr. Andrew M. Snyder is a United States citizen and President of Cambridge InPresident, Manager of Cambridge Information Group II LLC and President, Director of Cambridge Information Group, Inc.  Mr. Snyder is also a director of both the Purchaser and the Company.  Mr. Snyder beneficially owns 2,801,174 of the Company’s Shares (consisting of 1,526,174 Shares, 1,200,000 Shares issuable upon conversion of the Series A Preferred Stock and 75,000 Shares issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which he is a 50% owner)

•	Mr. John Hunt is a United States citizen and a Partner of ABRY Partners, LLC. Mr. Hunt is a director of both the Purchaser and the Company. He does not beneficially own any Shares.

(2)
The following text is added as the third bullet point beneath the heading “What are we seeking to purchase, at what price, and do Navtech stockholders have to pay any brokerage or similar fees to tender their Shares?”:

•
The Purchaser obtained a valuation report from Jordan, Edmiston Group, Inc. (“JEGI”) which valued the Shares at $1.76 per Share.  Please refer to Section 4 -
Special Factors – Reports, Opinions, Appraisals and Negotiations” for more information.  However, neither the Purchaser nor any of the filing persons sought a report, opinion or appraisal from any outside party as to the fairness of the Offer Price to stockholders.  Please refer to Section 3 – “Special Factors – Fairness” for more information.

(3)
The following sentence is added to the first bullet point beneath the heading “Do you have the financial resources to make payment?”: “The committed amount represents the amount required to purchase the Shares not owned by us or our affiliates.”

(4)
The following sentences are added after the first sentence of the first bullet point beneath the heading “Can the Offer be extended and under what circumstances?”: “The number of Shares required to be tendered in order to meet the Minimum Tender Condition is 640,678.  The Purchaser beneficially owns 2,626,511 Shares currently outstanding and an additional 2,093,634 Shares subject to the exercise of options and the conversion of Series A Preferred Stock.”

(5)	The words “are strongly urged” are replaced with the word “should” in the last sentence beneath the heading “What are the U.S. federal income tax consequences of the Offer or Merger?”.

C.           Offer to Purchase

(1)	The Offer to Purchase is hereby amended as follows:

(2)
The following sentence is added after the first sentence of the fifth paragraph of Section 1 – “Special Factors – Purpose of the Offer; Plans for the Company”:  “Based on its ownership of Shares and Series A Preferred Stock, the Purchaser currently has an interest of approximately 70.67% in the net book value and earnings of the Company and, if the Offer is consummated, will have a 90% interest in the net book value and earnings of the Company.  Based on the Form 10-QSB filed by Navtech for the quarter ended July 31, 2007, the net book value of the Company is $0.96 (including Shares and Class A Preferred Shares), thus giving the Purchaser an interest of $2,521,450.56.  Based on the Form 10-QSB file by Navtech for the quarter ended July 31, 2007, the earnings of the Company was -$209,000, thus giving the Purchaser an interest of -$147,700.”

(3)
The following sentence is added as the last sentence of the sixth paragraph of Section 1 – “Special Factors – Purpose of the Offer; Plans for the Company”: “In addition, the remaining unaffiliated shareholders will lose the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies, and the reporting obligations for officers, directors and principal stockholders of public companies.”

(4)	The term “certain” is deleted from the heading and first sentence of Section 2 – “Special Factors – Certain Material Federal Income Tax Consequences of the Offer”.

(5)
The words “are urged” are replaced with the word “should” in the last sentence of each of paragraphs 4 and 13 of Section 2 – “Special Factors – Material U.S. Federal Income Tax Consequences of the Offer”.

(6)
The following sentence is deleted from paragraph 4 of Section 2 – “Special Factors – Material U.S. Federal Income Tax Consequences of the Offer”: “The U.S. federal income tax consequences set forth below are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger.”

(7)
The following is added at the end of paragraph 12 of Section 2 – “Special Factors – Material U.S. Federal Income Tax Consequences of the Offer”: “The Offer is not expected to have any material federal income tax consequences to the Company.  The Company will not recognize gain or loss as a result of the Offer, and the tax basis of its assets will not change.  The Company has a net operating loss carry forward in certain jurisdictions, which is not expected to be materially affected by the Offer.”

(8)
The first reference to “the Purchaser” in Section 3 – “Special Factors – Fairness” shall be read as a reference to “the Purchaser and each filing person listed on the Schedule TO dated October 9, 2007, as amended (the “Filing Persons”)”.  Each reference thereafter (other than those contained in sub paragraphs (i) to (xii) under the heading “Position of the Purchaser”) shall be read as a reference to “the Purchaser and each of the Filing Persons”.

(9)
The following sentence is added at the end of paragraph (ii) of Section 3- “Special Factors – Fairness” and as the second sentence of paragraph 5 of “Introduction”:  “The number of Shares required to be tendered in order to meet the Minimum Tender Condition is 640,678.  The Purchaser beneficially owns 2,626,511 Shares currently outstanding and an additional 2,093,634 Shares subject to the exercise of options and the conversion of Series A Preferred Stock.”

(10)
The following sentence is added as sub paragraph (xiii) under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness”:  “(xiii) We did not consider the historical market price of the Shares because the Shares are so thinly traded that the Purchaser believes that historical market price is not a good indicator of the actual value of the Shares.”

The first sentence of the second paragraph under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness” is replaced with the following sentence: “The Purchaser and each Filing Person considered each of the foregoing factors (i) to (xiii) to support its individual determination as to the financial procedural fairness under the circumstances of the Offer to the unaffiliated stockholders.”

(11)
The following sentence is added to the end of sub paragraph (ii) under the heading “Position of the Purchaser” in Section 3 – “Special Factors – Fairness”:  “The Minimum Tender Condition is intended to provide protection to unaffiliated shareholders in view of the fact that the Board of Navtech has not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.”

(12)
The following sentence is added at the end of the fifth paragraph of Section 3 – “Special Factors – Fairness”: “Shareholders who are not affiliated with the Purchaser should be aware that no fairness opinion was commissioned by the Purchaser in connection with the Offer.  As such, shareholders should be aware that this Section 3 – “Special Factors – Fairness” represents the views of the Purchaser and Filing Persons only and there is a risk that the terms of the Offer may not in fact be fair to such shareholders.  In addition, the Board of Navtech has not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.”

(13)	The following is added after the first sentence of paragraph 11 of Section 4 - Special Factors – Reports, Opinions, Appraisals and Negotiations”:

                     “Analysis of the Airline Industry.  JEGI also reviewed the state of the airline industry and noted that:

•	The International Transport Association forecasts global airlines to gain total operating profits of up to $3.8 billion, up from a previous forecast of $2.5 billion.

•	Strong global growth in flights and seats indicates positive demand.

•	There was substantial improvement in U.S. airline revenues, earnings, passenger traffic throughout the majority of 2006.

•	The stability of the global airline industry remains fragile and subject to threatening macroeconomic and industry events.

•	Passenger traffic represents approximately 80% of industry revenue.

•	Estimates for 2007 passenger revenue growth are well below growth in the prior year.

•	Because fuel costs are eclipsing labor costs, airlines will be looking to cut costs wherever possible, including by reliance on software programs.”

(14)
The following sentence is added at the end of the second paragraph under the heading “Comparisons with Selected Software and Information Company Transactions” of Section 4 - Special Factors – Reports, Opinions, Appraisals and Negotiations”:  “A full analysis of these transactions can be found at pages 19 to 21 of the JEGI report, a copy of which is attached as an exhibit to the Schedule TO filed by the Purchaser dated October 9, 2007, as amended, and which is incorporated herein in full.”

(15)
The following sentence is added after the first sentence of paragraph 13 of Section 4 - Special Factors – Reports, Opinions, Appraisals and Negotiations”:  “Mr. Gordon Kilpatrick commenced in the role of Chief Financial Officer of the Company on March 19, 2007.  Before Mr. Kilpatrick’s arrival, the Company only prepared general budgets and did not focus on variances from budget.  When Mr. Kilpatrick began to prepare the February and March 2007 financials, he noticed that they did not conform to the previously prepared budget for the Company’s fiscal year for 2007.  Mr. Kilpatrick initiated a forecast process that took over two months to prepare a more robust forecast with input from all managers.  As a result of this process, the Company’s forecast became more indicative of management’s expectations for the company, and the 2007 fiscal budget was reduced from approximately $5million of earnings before interest, tax, depreciation and amortization (“EBITDA”) to a forecast estimate of just under $4 million.  The reduction in forecast stems from many factors, the most significant of which include:

•	direct costs (primarily relating to printing and data procurement) were well in excess of plan;

•	sales and marketing costs was in excess of budget; and

•	a failure to obtain significant budgeted cost reductions in the Company’s corporate and finance functions.”

(16)
The following sentence is added at the end of the fourth paragraph of Section 7 – “The Offer - Certain Information Concerning the Company”: “The Company’s audited and unaudited financial statements contained in the Form 10-KSB filed by the Company with the SEC for the financial year Ended October 31, 2006, the Form 10-KSB filed by the Company with the SEC for the financial year Ended October 31, 2005 and the Form 10-QSBs for the quarters ended January 31, 2006, July 31, 2006, January 31, 2007, April 30, 2007, July 31, 2007 are hereby incorporated herein in full by reference.”

(17)
The following sentence is added after the fourth sentence of paragraph 3 under the heading “Significant Corporate Events” in Section 9 – “The Offer – Background of the Offer; Contacts with the Company”:  “The memorandum considered the mechanics and likely timeframes for taking the Company private through a traditional merger method, a tender offer and short form merger, or a reverse stock split.”

(18)
The following sentence is added after the first sentence of paragraph 5 under the heading “Significant Corporate Events” in Section 9 – “The Offer – Background of the Offer; Contacts with the Company”: “On the basis of the discussions at this meeting, CIG determined that a tender offer and short form merger would be the quickest method for taking the Company private.”

(19)
The following sentence is added after the last sentence of paragraph 8 under the heading “Significant Corporate Events” in Section 9 – “The Offer – Background of the Offer; Contacts with the Company”:  CIG also instructed Fried, Frank, Harris, Shriver & Jacobson LLP to prepare draft documentation for a tender offer for the outstanding Shares of the Company not currently owned by the Sponsors by a holding company.  In addition, CIG instructed Fried, Frank, Harris, Shriver & Jacobson LLP to prepare drafts of an interim investors’ agreement and shareholders’ agreement governing the contribution of equity interests and capital commitments by each of the Sponsors to the holding company in advance of a tender offer and the rights of the Sponsors upon the Company becoming a private company.  Drafts of such documents were circulated to ABRY and Externalis for comment in the weeks leading up to the commencement of the Offer.”

(20)
The following sentence is added after the last sentence of paragraph 3 of Section 10 – “The Offer – Source and Amount of Funds”: “The Commitment represents the amount required to purchase the 1,753,814 Shares not owned by us or our affiliates.”

(21)	Schedule I is hereby amended as follows:

(a)	The following is hereby added after the following Filing Persons:

NV HOLDINGS, INC. (owns 0 or 0% of Shares outstanding as of August 31, 2007)

CAMBRIDGE INFORMATION GROUP II LLC (owns 2,460,663 or approximately 56% of Shares outstanding as of August 31, 2007, 2,400,000 Shares issuable upon conversion of Series A Preferred Stock and 75,000 Shares issuable upon exercise of warrants)

EXTERNALIS S.A. (owns 843,670 or approximately 19% of Shares outstanding as of August 31, 2007, 400,000 Shares issuable upon conversion of Series A Preferred Stock and 25,000 Shares issuable upon exercise of warrants)

ABRY MEZZANINE HOLDINGS, LLC, as General Partner of ABRY MEZZANINE PARTNERS, L.P. (owns 66,667 or approximately 1.5% of Shares outstanding as of August 31, 2007, plus 353,749 Shares issuable upon exercise of warrants)

ABRY INVESTMENT GP, L.P., as General Partner of ABRY INVESTMENT PARTNERSHIP, L.P. (owns 0 or 0% of Shares outstanding as of August 31, 2007, plus 75,000 Shares issuable upon exercise of warrants)

(b)	The following text is added at the end of Schedule I:

Name	Title	Citizenship
Andrew M. Snyder	President and Manager of Cambridge	United States of America
(owns 92,316 or approximately 2.10%	Information Group II LLC and President,
of Shares outstanding as of August 31,	Director of Cambridge Information
2007, plus 1,200,000 Shares issuable upon conversion of Series A Preferred Stock and 75,000 Shares issuable upon exercise of warrants)	Group, Inc., Director of NV Holdings, Inc.
570 Lexington Avenue, 6th Floor
New York, New York 10022

John Hunt	Partner of ABRY Partners, LLC,	United States of America
(owns 0 or 0% of Shares outstanding as of August 31, 2007) 111 Huntington Avenue Boston, MA 02199	Director of NV Holdings, Inc.

Francoise Macq	Consultant, Externalis S.A., Director of NV Holdings, Inc	Belgium
(owns 0 or 0% of Shares outstanding as of August 31, 2007) 38 Avenue des Klauwaerts 1050 Brussels, Belgium	.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NV HOLDINGS, INC. /s/ Larisa Avner Trainor
By:	Larisa Avner Trainor
Title:	Authorized Representative

CAMBRIDGE INFORMATION GROUP II, LLC /s/ Andrew M. Snyder
By:	Andrew M. Snyder
Title:	President

EXTERNALIS S.A. /s/ Francoise Macq
By:	Francoise Macq
Title:	Chief Executive Officer

ABRY MEZZANINE PARTNERS, L.P. By: ABRY Mezzanine Investors, L.P., its General Partner
By:	John Hunt
Title:	Authorized Signatory

ABRY INVESTMENT PARTNERSHIP, L.P. By: ABRY Investment GP, L.P., its General Partner
By:	John Hunt
Title:	Authorized Signatory

/s/ Andrew M. Snyder
Andrew M. Snyder

/s/ Francoise Macq
Francoise Macq

/s/ John Hunt
John Hunt